SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 7, 2002

MERANT plc
(Translation of Registrant's Name Into English)

Abbey View, Everard Close, St. Albans, Herts England
Al1 2PS (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F   X                            Form 40-F _____
-------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

Yes   X                              No  _____
-------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

          LONDON STOCK EXCHANGE ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
Schroder Investment Management Limited
3 Please state whether notification indicates that it
is in respect of holding  of the shareholder named in
2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding
 of that person's spouse
 or children under the age of 18:
Same as above
4 Name of registered holder(s) and, if more than one
holder, the number
of shares held by each of them:
8,726,082
1,100,000
1,070,495
2,282,225
1,000,000
471,831
2,300,000
Chase Nominees Ltd for Schroder Unit Trusts Ltd.
Chase Nominees Limited
Mineworkers Pension Scheme A/C R
British Coal Superannuation Scheme A/C P
Nortrust Nominees Limited
Chase Manhattan Bank
Chase Nominees for Schroder Investment
Management North America Inc.
5 Number of shares/amount of stock acquired:
  460,841
6 Percentage of issued class:
  0.446%
7 Number of shares/amount of stock disposed:

8 Percentage of issued class:

9 Class of security:
Ordinary 2p
10 Date of transaction:
  6th November 2002
11 Date company informed:
  6th November 2002
12 Total holding following this notification:
16,950,633
13 Total percentage holding of issued class following this
 notification:
16.415%
14 Contact name for queries:
Tejaswini Salvi
15 Contact telephone number:
01727 813230
16 Name of company official responsible for making notification:
Tejaswini Salvi
17 Date of notification:
06th November, 2002





END



SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 7, 2002              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel